

**ROSS MILLER**
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

| Filed in the office of | Document Number |
|---|---|
| _signature_ | 20080354324-81 |
| | Filing Date and Time |
| Ross Miller | 05/23/2008 4:04 PM |
| Secretary of State | Entity Number |
| State of Nevada | C320-2005 |

# Certificate of Amendment
### (PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT                    ABOVE SPACE IS FOR OFFICE USE ONLY

## Certificate of Amendment to Articles of Incorporation
## For Nevada Profit Corporations
### (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

**1. Name of corporation:**

RNS SOFTWARE, INC.

**2. The articles have been amended as follows (provide article numbers, if available):**

FIRST. The name of the corporation is: HOTGATE TECHNOLOGY, INC.

FOURTH. That the voting common stock authorized that may be issued by the corporation is THREE HUNDRED MILLION (300,000,000) shares of stock with a nominal par value of .0001 and no other class of stock shall be authorized. Said shares with a nominal or par value may be issued by the corporation from time to time for such considerations as may be fixed from time to time by the Board of Directors

**3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is:**     48,443,572/74,528,572

**4. Effective date of filing (optional):**        5/16/08
(must not be later than 90 days after the certificate is filed)

**5. Officer Signature (Required):**        X  _signature_

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

**IMPORTANT:** Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.385 Amend 2007
Revised on: 01/01/07

## STATE OF NEVADA



ROSS MILLER
*Secretary of State*

SCOTT W. ANDERSON
*Deputy Secretary*
*for Commercial Recordings*

**OFFICE OF THE**
## SECRETARY OF STATE

## Filing Acknowledgement

May 23, 2008

**Job Number**
C20080527-0245

**Corporation Number**
C320-2005

**Filing Description**

Amendment

**Document Filing Number**

20080354324-81

**Date/Time of Filing**

May 23, 2008 04:04:56 PM

**Corporation Name**

HOTGATE TECHNOLOGY, INC.

**Resident Agent**

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recordings Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

ROSS MILLER
Secretary of State

**Commercial Recording Division**
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138